Contact

www.linkedin.com/in/mahmud-al-smadi (LinkedIn)
www.nourished3.com (Company)
www.nourished3.eu (Company)

Top Skills

Brand Development

Languages

Englisch (Professional Working)
Deutsch (Professional Working)
Arabisch (Professional Working)

Mahmud Al-Smadi

CEO & Founder at Nourished3 # Holistic Skincare# Skin # Gut # Brain
Beverly Hills, California, United States

Summary

With over 15 years of experience in the beauty industry and a master's degree in cosmetology, I co-founded Nourished3 in 2019 alongside my wife and business partner, Annie Jaffrey, a prominent YouTube beauty entrepreneur. Our journey began with a profound realization of the unmet needs in skincare, leading us to establish Nourished3 as a wellness-focused skincare brand.

At Nourished3, we're dedicated to addressing the root causes of skin issues by harnessing the connection between the skin, gut, and brain. Our mission is to provide a comprehensive solution to millions suffering from skin problems through effective skincare coupled with healthy nutrition and mental awareness, resulting in a holistic lifestyle.

Our approach revolves around the three pillars of skincare: the skin itself, the gut, and the brain. By focusing on these interconnected aspects, we offer products that not only keep the skin clear but also nourish the body and mind, promoting overall health and well-being.

Recognizing a gap in the skincare industry, we've established a global presence within our first year, with headquarters in both the USA and Germany to better serve our customers.

At Nourished3, we believe in the power of active, natural ingredients backed by clinical research to restore and nourish the skin. Beyond skincare, we're committed to sharing our knowledge and expertise gained from years of research, emphasizing the importance of holistic wellness.

We invite like-minded individuals to join us on this transformative journey toward holistic skincare. Explore the transformative potential of nourishing your skin from within and without by visiting our website at www.nourished3.com.

I eagerly anticipate connecting with those who share our passion for holistic skincare and its profound impact on overall well-being.

Experience

NOURISHED3

CEO and Co-Founder
September 2020 - Present (4 years 1 month)
Los Angeles, California, United States

Nourished by a passion for a holistic lifestyle, our mission is to develop the best skincare solution for acne-prone and problematic skin by establishing a new standard in the skincare and wellness industry.

Three years ago, we had a vision to become pioneers in the world of holistic beauty, a niche loved by diverse women. Clean, pure beauty, skin care as a spiritual practice and the deep connection between skin and mind - these are the core elements of our philosophy. We founded Nourished3 to point consumers in the right direction.

We address both external and internal factors while also considering the mental aspect, as stress can disrupt hormonal balance and contribute to acne. Our skincare solution caters to women and men in various stages of life, including teenage years, puberty, usage of birth control pills, the menstrual cycle, and menopause.

We understand that true beauty and wellness stem from nurturing not just the external aspects of our bodies, but also the internal and mental aspects. That's why we have embarked on a journey to develop a comprehensive range of products that address all three core pillars:

OUTER CARE
INNER NOURISHMENT
MENTAL WELLBEING